BRAMBLES

02015033

Brambles Industries plc
Cassini House,
57-59 St James's Street,
London, SW1A 1LD, England

SUPPL

RECEIVED FEB 07 2002

23 November 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Lorraine Young
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies Inc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

22 November 2001

12) Total holding following this notification

95,143,643

13) Total percentage holding of issued class following this notification

13.15%

14) Any additional information

The notice relates to the increase in the holding of Capital Guardian Trust Company from 4.97% to 5.02%

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name and signature of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 23 November 2001

Details of registered holders

Capital Guardian Trust Company

State Street Nominees Limited	5,927,000
Bank of New York Nominees	748,881
Chase Nominees Limited	14,764,235
BT Globenet Nominees Ltd.	105,700
Midland Bank plc	6,068,500
Bankers Trust	1,796,200
Barclays Bank	681,500
Citibank London	1,145,459
Nortrust Nominees	4,763,100
Royal Bank of Scotland	21,200
MSS Nominees Limited	50,000
Citibank NA	56,000
ROY Nominees Limited	23,500
Mellon Nominees (UK) Limited	170,400

	36,321,675

Capital International Limited

State Street Nominees Limited	667,279
Bank of New York Nominees	1,503,152
Chase Nominees Limited	2,581,938
Midland Bank plc	263,300
Bankers Trust	2,393,769
Barclays Bank	128,300
Citibank London	193,962
Morgan Guaranty	252,145
Nortrust Nominees	1,997,580
Royal Bank of Scotland	27,700
MSS Nominees Limited	114,000
State Street Bank & Trust Co	21,300
Lloyds Bank	63,500
Citibank NA	42,600
Deutsche Bank AG	229,000
HSBC Bank plc	121,700
KAS UK	48,215
Bank One London	260,980

	10,910,420

Capital International S.A.

State Street Nominees Limited	344,200
Bank of New York Nominees	23,500
Chase Nominees Limited	3,640,773
Credit Suisse London Branch	68,000
Midland Bank plc	1,099,300
Barclays Bank	848,000
Nortrust Nominees	16,000
Morgan Stanley	20,700
Royal Bank of Scotland	1,588,826
National Westminster Bank	83,500
Lloyds Bank	44,956
RBSTB Nominees Ltd.	135,200
Citibank NA	26,300
Deutsche Bank AG	146,500
HSBC Bank plc	56,600

	8,142,355

Capital International, Inc.

Bank of New York Nominees	37,200

Capital Research and Management Company

State Street Nominees Limited	4,031,993
Chase Nominees Limited	35,700,000

	39,731,993

EuroPacific Growth Fund	31,700,000